Exhibit 99.1

Public Announcement Regarding to Online Lottery Sales in China

SHENZHEN, China, April 3, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, announced that today a public announcement, or the Public Announcement, with regard to online lottery sales in China was jointly released by eight competent government authorities, namely, the Ministry of Finance, the Ministry of Public Security, the State Administration for Industry & Commerce, the Ministry of Industry and Information Technology, Ministry of Civil Affairs, People’s Bank of China, the General Administration of Sports of China and China Banking Regulatory Commission. The Public Announcement mandates, among other things, that (i) all institutions, online entities, or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services and all provincial governmental authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; (ii) local government authorities of public security and industry & commerce shall investigate any sales of illegal lottery products within their respective jurisdictions, with necessary assistance from local government authorities of finance, communication, banking regulatory commission, civil affairs and sports and local branches of the People’s Bank of China, and report any criminal activities to law enforcement for prosecution; and (iii) lottery issuance authorities that plans to sell lottery products online shall obtain a consent from the Ministry of Civil Affairs or the General Administration of Sports of China in order to submit an application for written approval by the Ministry of Finance, and any entity that provides online lottery sales services must be pre-approved by the Ministry of Finance.

To assist the competent government authorities to implement the Public Announcement, the Company plans to voluntarily and temporarily suspend all of  its online lottery sales services starting from April 4, 2015.  During this temporary suspension period the Company expects that it will not generate any revenue. The Company will continue to work with China Sports Lottery Administration Center for the development of the pilot program for online sales of sports lottery. The pilot program was mandated by the Notice on the Commencement of the Pilot  Program of Online Sales of Sport Lottery issued by the Ministry of Finance in 2012, which approved Shenzhen E-Sun Sky Network Technology Co., Ltd., a consolidated affiliated entity of the Company, to be one of the two entities to provide online lottery sales services on behalf of China Sports Lottery Administration Center. The Company is also in active communication with the competent government authorities and will make announcements with updates on the situation once available.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the third companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the third six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004